UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___ to ___

Commission File Number: 001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48105

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

TABLE OF CONTENTS

FINANCIAL STATEMENTS	Page No.

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2022 and 2021	3

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2022	4

Notes to Financial Statements	5

Supplemental Schedule

Form 5500, Schedule H, Item 4i—Schedule of Assets (Held at End of Year) as of December 31, 2022	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Domino’s Pizza 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for plan benefits of Domino’s Pizza 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for plan benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule, Schedule H, Item 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2009.

Southfield, Michigan

June 27, 2023

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(In thousands)	December 31, 2022	December 31, 2021
Investments at fair value	$348,004	$444,036
Notes receivable from participants	6,714	6,030
Net Assets Available for Plan Benefits	$354,718	$450,066

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
(In thousands)	December 31, 2022
Investment (loss) income:
Net realized and unrealized depreciation in fair value of investments	$(96,758)
Interest and dividends	12,300
Net investment loss	(84,458)
Interest income on notes receivable from participants	320
Contributions:
Employee	22,426
Employer	12,901
Rollover	2,676
Total contributions	38,003
Participant withdrawals	(48,903)
Administrative expenses	(310)
Net Decrease in Net Assets Available for Plan Benefits	(95,348)
Net Assets Available for Plan Benefits - Beginning of Year	450,066
Net Assets Available for Plan Benefits - End of Year	$354,718

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

General– The following description of the Domino’s Pizza 401(k) Savings Plan (the “Plan”) provides only general information. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions. Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility – A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.
The person is employed by Domino’s Pizza LLC (the “Company” and the “Plan Administrator”) or an affiliated company which has adopted the Plan for the person’s job classifications and/or location.
2.
The person has completed at least 1,000 hours of service.
3.
The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for plan coverage of bargaining unit members.
4.
The person has attained age 18.
5.
The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 75% of eligible wages either on a pre-tax or Roth basis, as defined in the Plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100% of the first 5% of each employee’s pre-tax elective deferrals.

The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the year ended December 31, 2022. The Company’s matching contributions are made each payroll period and were made in cash and were based on the individual participant’s investment allocation in the participant’s accounts in 2022.

Vesting– Participants’ contributions, the Company’s matching contributions and income earned thereon are immediately fully vested.

Voting Rights – Each participant or beneficiary who has an interest in the Domino’s Pizza, Inc. Stock Fund (“Stock Fund”) is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee shall not vote shares for which the Trustee has received no direction from the participant or beneficiary, except as required by law.

Forfeitures– Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan and when there are unclaimed benefit payments for these terminated participants. Any forfeited amounts may be used to reduce future Company contributions and pay administrative expenses. During the year ended December 31, 2022, approximately $9.4 thousand of previously forfeited amounts were utilized to reduce Company contributions. As of December 31, 2022 and 2021, the Plan had outstanding forfeiture balances of approximately $15.7 thousand and $16.5 thousand respectively, available to reduce future Company contributions and pay administrative expenses.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, the Company’s matching contributions and, if any, an allocation of discretionary contributions and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Plan Benefits – Distribution of plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 72 or (2) the participant terminates service with the Company. Participants may also elect to make withdrawals at age 59 ½ without tax penalty.

Plan benefits are distributed in the form of either a series of payments, a lump-sum payment or a partial distribution(s) of the account balance as elected by the participant.

Participant Withdrawals – Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59 ½.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan, all participant accounts become fully vested and are distributed to the participants in accordance with the Plan agreement.

Notes Receivable from Participants – Participants may borrow funds from their account balance. A note may not be less than $1.0 thousand and may not exceed the lesser of 50% of the vested portion of the participant’s total account balance or $50.0 thousand. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account. The note agreement bears interest at rates that range from 4.25% to 8.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years, unless the proceeds are used to purchase a principal residence in which case the loan term may be extended. Principal and interest are paid ratably through bi-weekly payroll deductions.

CARES Act – In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act, among other benefits, provides certain relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Plan Administrator has adopted certain relief provisions included in the CARES Act including those related to hardship distributions and participant loan deferment, which were effective through December 31, 2020 and the Plan was amended on February 14, 2023 to effectuate these changes as of April 23, 2020. The adopted provisions provide for qualified coronavirus related distributions from the Plan up to $100.0 thousand and to allow participants to defer loan repayments that would otherwise have been due from March 27, 2020 to December 31, 2020.

SECURE 2.0 Act – The Setting Every Community Up for Retirement Enhancement Act (“SECURE 2.0 Act”) was enacted on December 29, 2022. The SECURE 2.0 Act includes certain provisions related to eligibility and enrollment, required minimum distributions, catch-up contributions and emergency withdrawal, certain of which become effective in 2023. The Plan Administrator is currently evaluating the impact of this legislation on the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition– The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Plan’s common collective trust funds is at Net Asset Value (“NAV”), which is calculated by the fund based on net assets. The NAV is used as a practical expedient to estimate fair value. The fair value of the Plan’s mutual funds is based on quoted prices of the shares held by the Plan. Shares of employer securities are held in a unitized fund that includes an interest bearing cash account. The employer securities are valued based on quoted prices and the interest bearing cash account consists of highly liquid investments with original maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value. The unitized fund calculates a NAV per share on a periodic basis based on the fair value of the underlying holdings of both the employer securities and the interest bearing cash account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan holds an investment in a common collective trust fund (the “Fidelity Managed Income Portfolio Class I” or “MIP”). The investment in the MIP is presented at fair value, which reflects the NAV of the fund. The NAV of the MIP is based on the fair value of the underlying securities. The MIP’s NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. A participant’s ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP’s constant NAV of $1.00 per unit. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1.00 per unit, there is no guarantee that the MIP will be able to maintain that value. The MIP allows for daily liquidity with no additional notice required for redemption. There are no unfunded commitments.

The MIP imposes certain restrictions on the Plan. The following employer-initiated events may limit the MIP’s ability to transact at NAV:

•
The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
•
Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP.
•
Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow.
•
Any transfer of assets from the MIP directly into a competing investment option.
•
The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•
Complete or partial termination of the Plan or its merger with another plan.
•
Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer.
•
Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the MIP’s cash flow.

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. In the event that an issuer of a wrap contract fails to perform as intended, the MIP’s NAV may decline if the market value of its assets declines. Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than NAV is not probable.

The Winslow Large Cap Growth Fund (“Large Cap Fund”), SSgA S&P 400 MidCap Index Fund (“Mid Cap Fund”) and Boston Trust Small Cap Retirement Fund (“Small Cap Fund”) are valued based on NAV, which is calculated by the fund based on net assets of the underlying investments at fair value, which primarily represent common stock and collective investment funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount.

The Large Cap Fund, Mid Cap Fund and Small Cap Fund each allow for daily liquidity with no additional days notice required for redemption for participant directed transactions.

Were the Plan to initiate a full redemption of any of these funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. There are no unfunded commitments.

Notes Receivable from Participants – The notes receivable from participants are valued at their outstanding balances plus any accrued interest. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as participant withdrawals based upon terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Risks and Uncertainties – The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments – Benefits are recorded when paid.

Plan Administrative Expenses – Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted - The Plan has considered all new accounting pronouncements issued by the Financial Accounting Standards Board or other standard setting bodies that do not require adoption until a future date and concluded that such pronouncements are not expected to have a material impact on the Plan’s financial statements.

Note 3 – Tax Status

The Plan has adopted a volume submitter plan document that had received a favorable advisory letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the volume submitter plan document satisfies the applicable provisions of the Code. Accordingly, the Plan relies on the favorable advisory letter as evidence that the Plan was qualified to the extent prescribed by the IRS under Code Section 401(a). Although the Plan has been amended since the volume submitter plan received the advisory letter, in the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Related Party and Party-in-Interest Transactions

The Company, the participants and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock. Investments at fair value included 91,978 and 103,774 shares of the Company’s common stock as of December 31, 2022 and 2021, respectively. During 2022, the Plan purchased 3,970 shares of Company common stock for $1,738 thousand and sold 15,766 shares of Company common stock for $6,701 thousand.

Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest and related party transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions. The Company has a Master Service Agreement with the Trustee. The Plan pays for the services of the Trustee through net fees charged to the participants in the Plan.

Note 5 – Reconciliation from Financial Statements to Form 5500

The differences between the amounts presented on the Statements of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets available for Plan Benefits and the related Form 5500 are attributable to adjustments made by the Plan Administrator to adjust from NAV to fair value for the Plan's investment in the MIP.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2022 and 2021 to net assets per the Form 5500:

(In thousands)	December 31, 2022	December 31, 2021
Net assets available for plan benefits per the financial statements	$354,718	$450,066
Value adjustment for the MIP	(1,132)	149
Net assets per the Form 5500	$353,586	$450,215

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements for the year ended December 31, 2022 to net loss per the Form 5500:

(In thousands)	December 31, 2022
Net decrease in net assets available for plan benefits per the financial statements	$(95,348)
Value adjustment for the MIP at December 31, 2022	(1,132)
Value adjustment for the MIP at December 31, 2021	(149)
Total net loss per the Form 5500	$(96,629)

Note 6 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Plan classifies and discloses assets carried at fair value in one of the following three categories. Refer to Note 2 for details on the procedures used to value investments in common collective trust funds measured at NAV, which is used as a practical expedient to estimate fair value.

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth the Plan’s investments at fair value as of December 31, 2022 and 2021.

	December 31, 2022
		Fair Value Estimated Using
	Carrying	Level 1	Level 2	Level 3
(In thousands)	Amount	Inputs	Inputs	Inputs
Mutual funds	$217,766	$217,766	$—	$—
Domino's Pizza, Inc. Stock Fund:
Domino's Pizza, Inc. common stock	34,339	34,339	—	—
Interest bearing cash account	1,356	1,356	—	—
Total investments subject to leveling	$253,461	$253,461	$—	$—
Total investments measured at NAV as a practical expedient
Common collective trusts	94,543
Total investments at fair value	$348,004

	December 31, 2021
		Fair Value Estimated Using
	Carrying	Level 1	Level 2	Level 3
(In thousands)	Amount	Inputs	Inputs	Inputs
Mutual funds	$256,247	$256,247	$—	$—
Domino's Pizza, Inc. Stock Fund:
Domino's Pizza, Inc. common stock	61,130	61,130	—	—
Interest bearing cash account	2,388	2,388	—	—
Total investments subject to leveling	$319,765	$319,765	$—	$—
Total investments measured at NAV as a practical expedient
Common collective trusts	124,271
Total investments at fair value	$444,036

There were no transfers between levels for the year ended December 31, 2022.

Note 7 – Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 27, 2023, the date the financial statements were available to be issued. Other than as described in Note 1, there were no subsequent events requiring recognition or disclosure.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

Form 5500, Schedule H, Item 4i

Schedule of Assets (Held at End of Year)

EIN – 38-3495003, Plan No. 004

December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value (In thousands)
	Mutual funds:
Fidelity Investments*	Fidelity Puritan K Fund	**	$44,335
Fidelity Investments*	Fidelity 500 Index Fund	**	43,293
American Funds	American Funds EuroPacific Growth Fund Class R-6	**	23,931
Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	**	7,035
PIMCO Funds	PIMCO Total Return Institutional Fund	**	25,662
Invesco Funds	Invesco Comstock R6	**	29,952
Vanguard	Vanguard Total Bond Market Index Fund	**	22,762
Vanguard	Vanguard Total International Stock Index Fund	**	2,819
Dodge Trust Funds	Dodge & Cox International Stock Fund Class I	**	17,977
	Common collective trust funds:
Fidelity Investments*	Fidelity Managed Income Portfolio Fund Class I	**	15,632
SEI Trust Company	Winslow Large Cap Growth	**	36,087
State Street Global Advisors	SSgA S&P Mid Cap Index Series Fund Class XIV	**	23,344
Boston Trust Funds	Boston Trust Small Cap Retirement Fund	**	18,348
	Employer securities:
Fidelity Investments*	Domino's Pizza, Inc. common stock	**	34,339
Fidelity Investments*	Interest bearing cash account	**	1,356
	Total investments		346,872
	Notes receivable from participants***		6,714
	Total Assets Held at End of Year		$353,586

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 8.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 27, 2023	/s/ Sandeep Reddy
Sandeep Reddy
Executive Vice President, Chief Financial Officer (Principal Financial Officer)
Domino’s Pizza, Inc.